Filed pursuant to Rule 433

Registration Statement No. 333-06682

October 3, 2017

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS

Issuer	Federative Republic of Brazil
Transaction	4.625% Global Bonds due 2028
Ratings*	Ba2/BB/BB (Moody’s/S&P/Fitch)
Distribution	SEC Registered
Total Amount Issued	U.S.$ 3,000,000,000.00
Total Gross Proceeds	U.S.$ 2,988,090,000.00
Coupon	4.625% per annum, 30/360-day count basis, payable semi-annually
Maturity	January 13, 2028
Offering Price	99.603% of the principal amount, plus accrued interest, if any, from October 13, 2017
Yield to Maturity	4.675% per annum
Reference Benchmark Bond Benchmark Price	UST 2.250% due August 15, 2027 99-11
Benchmark Yield	2.325%
Reoffer Spread	+235 bps
Underwriting Fee	0.20%
Interest Payment Dates	January 13 and July 13 of each year, to the holders of record on January 10 and July 10, as the case may be.
First Interest Payment Date	January 13, 2018 (short first coupon)
Optional Redemption	Prior to October 13, 2027, the global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 35 basis points, plus accrued interest on the principal amount of the global bonds to the date of redemption. On or after October 13, 2027, the global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to 100% of the principal amount of the global bonds, plus accrued interest on the principal amount of the global bonds to, but excluding, the date of redemption.
Pricing Date	October 3, 2017
Settlement Date	October 13, 2017 (T+7)
CUSIP / ISIN	105756 BZ2 / US105756BZ27
Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
Listing	Euro MTF Market Luxembourg
Joint Bookrunners	Deutsche Bank Securities, Inc. Itau BBA USA Securities, Inc. Santander Investment Securities Inc.
Underwriting Commitments	Deutsche Bank Securities, Inc.: Itau BBA USA Securities, Inc.: Santander Investment Securities Inc.:	U.S.$ 1,000,000,000.00 U.S.$ 1,000,000,000.00 U.S.$ 1,000,000,000.00

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

A preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) of Brazil accompanies this free-writing prospectus and is available from the SEC’s website at:

http://www.sec.gov/Archives/edgar/data/205317/000119312516653080/d229741d424b5.htm . The information in this free-writing prospectus supplements the Preliminary Prospectus Supplement and supersedes the information in such Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Deutsche Bank Securities, Inc., calling toll-free +1-800-503-4611, at Itau BBA USA Securities, Inc., calling toll-free +1-888-770-4828 or at Santander Investment Securities Inc., calling toll-free +1-855-403-3636.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.